UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

614 - 475 Howe Street
Vancouver, B.C. Canada V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the period ended June 30, 2012

99.2	Management Discussion and Analysis for the period ended June 30, 2012

99.3	Certification - CEO

99.4	Certification - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entourage Mining Ltd.
(Registrant)

Date: August 14, 2012	By:	/s/ Greg Kennedy
Greg Kennedy
	Title:	President